Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 31, 2006

List of materials

Documents attached hereto:


i)Press release announcing U.S. DOJ Investigation of SRAM Sales



                                              Sony Corporation
                                              6-7-35 Kitashinagawa, Shinagawa-ku
                                              Tokyo, 141-0001 Japan


                      U.S. DOJ INVESTIGATION OF SRAM SALES

Tokyo, October 31, 2006 - Sony Corporation said today that its U.S. subsidiary, Sony Electronics Inc., has received a subpoena from the U.S. Department of Justice (DOJ) Antitrust Division seeking information about its static random access memory (SRAM) business. Sony intends to cooperate fully with the DOJ in what appears to be an industry-wide inquiry.


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